SOIL BIOGENICS LIMITED

NEWS RELEASE 01-2008
Trading Symbols:
CUSIP No.: GO630P105	Pink Sheets: SOBGF

NEWS RELEASE

SOIL BIOGENICS LIMITED, A BIOTECHNOLOGY COMPANY FOCUSING ON DEVELOPMENT AND PRODUCTION OF ECOLOGICAL COMPOSTS AND SOILS,  IS PLEASED TO ANNOUNCE THAT THE COMPANY HAS STARTED ITS DELIVERIES UNDER 2008 SEASON PROGRAM

MOSCOW, RUSSIAN FEDERATION – September 16, 2008 - Soil Biogenics Limited (the "Company," "Soil Biogenics") (Pink Sheets SOBGF - News), a biotechnology company focusing on development and production of ecological composts and soils, is pleased to announce that the Company’s wholly owned subsidiary, Piksa Inter Ltd (“Piksa”) has started its deliveries of ecological composts and soils under the 2008 season program. The season starts every year in May and ends in November. There are minor sales outside the season that do not substantially affect the final sales figures.

The 2008 business year will be significantly different from previous years, due to the new rules regulating business activity in Moscow. The Moscow City Council has approved a new contracting system which excludes non industrial suppliers of fertile soils from supplying the City of Moscow. On May 19th 2008 Biopotok Ltd, Piksa’s parent, was awarded a tender by the City of Moscow to become the “Technical Controller” for the supplies and deliveries of fertile soils to the City. The City of Moscow regulates the quality of the fertile soils consumed in the City of Moscow, organises tenders to supply fertile soils by industrial suppliers and pays the suppliers for the delivered fertile soils. In past years, the tenders to supply the fertile soils to the City of Moscow were organised by the construction companies that used the fertile soils. This led, in number of cases, to the purchase by the construction companies of non industrial, low quality fertile soils at more economic prices. This unfair competition will be eliminated with the new system of tenders to supply fertile soils to the City of Moscow. Under the City of Moscow Council’s new system of tenders, only industrial producers and suppliers of fertile soils can participate in the tenders, thus excluding non industrial companies from bidding on supplying the City of Moscow with fertile soils. The volume of tenders to supply fertile soils that a producer can be awarded cannot exceed its industrial production capacity. The City of Moscow will provide the construction companies with commodity certificates so they can get deliveries of the fertile soils from the industrial soil producers. Construction companies will no longer deal directly with the compost and fertile soil producers, thus eliminating unfair competition from non industrial suppliers.

This new system of tenders will be implemented during the 2008 season. In 2009, all the volumes of compost and fertile soils will be delivered under the new tender system. Soil Biogenics, being the largest compost and fertile soil producer in Russia will especially benefit from the new tender system.

Another advantage of the new tender system is that the compost and fertile soil suppliers will not have to wait as long as they have in the past for payment since the City of Moscow allocated funds to pay for the compost and fertile soils at the beginning of the current year. Currently, compost and soil producers must wait 6 to 9 months until the construction companies are paid from the City budget. This will help reduce much of the suppliers financing and borrowing costs due to quicker receipt of payments.

Despite record rain fall during our production season, which has affected production of the Company’s compost and fertile soils, we have been able to maintain production volume on a much higher level than in 2007. By August of 2008, the Company had delivered approximately 84% of the whole 2007 sales. The Company believes that sales figures for 2008 will substantially exceed those of 2007 level, but fall short from the predicted 2008 sales figures of 250.000 m3 of fertile soils and approximately 2,000 m3 of PIKSA supercompost.

Soil Biogenics is a biotechnology company focusing on development and production of ecological composts and soils. Soil Biogenics’ stock trades under the symbol “SOBGF” on the Pink Sheets in the United States.

ON BEHALF OF THE BOARD

“Agustin Gomez de Segura”
Agustín Gomez de Segura
President, CEO and Director

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward-looking statements by terminology such as "may," "will," “should,” “could,” “expects,” "plans,"  "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of  our  available  cash  resources; environmental risks and hazards; governmental regulations; and conduct of operations in politically and economically less developed areas of the world.

Many of these contingencies and uncertainties can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us.  Forward-looking statements are not guarantees of future performance.  All of the forward-looking statements made in this press release are qualified by these cautionary statements.  Specific reference is made to our most recent annual report on Form 20-F and other filings made by us with the United States Securities and Exchange Commission for more detailed discussions of the contingencies and uncertainties enumerated above and the factors underlying the forward-looking statements. These reports and filings may be inspected and copied at the Public Reference Room maintained by the U.S. Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the U.S. Securities & Exchange Commission at 1-800-SEC-0330.  The U.S. Securities & Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S.  Securities & Exchange Commission at http://www.sec.gov.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

This press release is for informational purposes only and is not and should not be construed as an offer to solicit, buy, or sell any security.

For further information, please call Agustin Gomez de Segura
Phone:             (+34) 916504734
Address:         ul.Kuusinena 19, Moscow, Russia
Website:          http://www.soilbiogenics.com and www.piksa.ru